Exhibit 99.1

New Frontier Health Corporation Announces Extraordinary General Meeting of Shareholders and Solicitation for Warrantholder Consent

BEIJING, China – December 2, 2021 – New Frontier Health Corporation (“NFH” or the “Company”) (NYSE: NFH), operator of the premium healthcare services provider United Family Healthcare, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”) to be held on January 7, 2022 at 10:00 a.m. (Beijing time), at the principal office of the Company located at 10 Jiuxianqiao Road, Hengtong Business Park, B7 Building, 1/F, Chaoyang District, 100015, Beijing, China, to consider and vote on, among other matters, the proposal to authorize and approve the previously announced agreement and plan of merger, dated as of August 4, 2021 (the “Merger Agreement”), among the Company, Unicorn II Holdings Limited, Unicorn II Parent Limited (“Parent”), Unicorn II Merger Sub Limited (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger (as defined below). The Company also announced that it is soliciting consents of warrantholders of the Company to effect the Warrant Amendment (as defined in the Merger Agreement) in connection with the Merger, and that the deadline for submitting the consent will be 10:00 a.m. (Beijing time) on January 6, 2022 (the “Warrantholder Consent Deadline”).

Pursuant to the Merger Agreement and the Plan of Merger, (i) at the effective time of the Merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”), and (ii) subject to the Warrantholder Consent (as defined in the Merger Agreement) being obtained and the Merger becoming effective, the Warrant Amendment will take effect. If consummated, the Merger would result in the Company becoming a privately held company and its ordinary shares and warrants would no longer be listed on the New York Stock Exchange. In addition, the Company’s ordinary shares and warrants would cease to be registered under Section 12 of the Securities Exchange Act of 1934 following the consummation of the Merger.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a special committee of the Board, composed entirely of independent directors unrelated to the management of the Company or the buyer group, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger. The Board recommends that the Company’s shareholders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

Shareholders of record as of the close of business in the Cayman Islands on December 6, 2021 will be entitled to attend and vote at the EGM and any adjournment thereof. Warrantholders of record as of the close of business in the Cayman Islands on December 6, 2021 will be entitled to submit a consent with respect to the Warrant Amendment prior to the Warrantholder Consent Deadline.

Additional information regarding the EGM, the Warrantholder Consent solicitation and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy and consent solicitation statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the Merger, the Warrant Amendment and related matters, without charge, from the SEC’s website (http://www.sec.gov). In addition, the Company’s proxy and consent solicitation materials (including the definitive proxy and consent solicitation statement) will be mailed to the shareholders and warrantholders of the Company. Requests for additional copies of the definitive proxy and consent solicitation statement should be directed to Morrow Sodali LLC, the Company’s proxy solicitor, at 509 Madison Avenue, New York, NY 10022, or by email at NFH@info.morrowsodali.com.

SHAREHOLDERS, WARRANTHOLDERS AND OTHER INVESTORS OF THE COMPANY ARE URGED TO READ, CAREFULLY AND IN THEIR ENTIRETY, THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from its shareholders with respect to the Merger and related matters and of consents from its warrantholders with respect to the Warrant Amendment and related matters. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies or consents is set forth in the Schedule 13E-3 transaction statement relating to the Merger, the Warrant Amendment and related matters, and the definitive proxy and consent solicitation statement attached thereto. Further information regarding persons or entities who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy and consent solicitation statement.

This announcement is for information purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement, consent solicitation statement or other filings that have been or will be made with the SEC.

About New Frontier Health Corporation

New Frontier Health Corporation (NYSE: NFH) is the operator of United Family Healthcare (UFH), a leading private healthcare provider offering comprehensive premium healthcare services in China through a network of private hospitals and affiliated ambulatory clinics. UFH currently has nine hospitals in operation or under construction in all four tier 1 cities and selected tier 2 cities. Additional information may be found at www.nfh.com.cn.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger discussed in the Schedule 13E-3 transaction statement and the proxy and consent solicitation statement filed by the Company and certain other filing persons with the SEC. These forward-looking statements are not guarantees of future results and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NFH’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. NFH undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Investors
Arthur, Yue Chen
Tel: +86-150-0500-3258
Email: arthur@new-frontier.com

ICR, LLC
William Zima
Tel: +1-203-682-8200
Email: bill.zima@icrinc.com

Media
Wenjing Liu
Tel: +86-10-5927-7342
Email: liu.wenjing@ufh.com.cn

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